FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 26, 2007

Commission File Number      001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, “AU Optronics Reports 2Q2007 Results”, dated July 26, 2007.
2.	Investor Conference Materials entitled, “AU Optronics Corp. Second Quarter 2007 Results”, dated July 26, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date:	July 26, 2007	By:	/s/ Max Cheng

			Name:	Max Cheng
			Title:	Chief Financial Officer

Item 1

News Release

AU Optronics Reports 2Q2007 Results

Issued by: AU Optronics Corp.
Issued on: July 26, 2007

Hsinchu, Taiwan, July 26, 2007 –

Second Quarter 2007 Unaudited Consolidated Financial Highlights

  Revenues up 31.3% QoQ to NT$106.009 billion
  Net income after tax of NT$5.987 billion
  Earnings per share of NT$0.79 (US$0.2 per ADR)
  Gross margin: 11.4%
  Operating margin: 6.5%

     AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today announced unaudited results for 2Q2007. All financial information was unaudited and was prepared by the Company in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”). For the second quarter ended June 30, 2007, AUO's consolidated revenue totaled NT$106.009 billion (US$3.2 billion*), net income NT$5,987million (US$182 million), and basic EPS NT$0.79 per common share (US$0.2 per ADR unit). For the first half year ended June 30, 2007, AUO's consolidated revenues totaled NT$186.729 billion (US$5.7 billion), net income after tax NT$882 million (US$26.9 million), and basic EPS NT$0.12 per common share (US$0.04 per ADR.)

     In terms of 2Q2007 panel shipments, large-sized panel increased by 22.2% to 19.48 million from 1Q2007, while shipments of small- and medium-sized panel amounted to 32.23 million with a 45.6% QoQ increase, both set record high for a single-quarter unit shipment.

     Mr. Max Cheng, Vice President and Chief Financial Officer of AUO noted that the 2Q2007 performance is better than the Company’s guidance announced during the Q12007 investor conference. Gross margin for the 2Q2007 increased significantly to 11.4%, bringing operating margin to 6.5% . The remarkable business performance was contributed by the increasing demand from customers, relatively better price, cost reduction efforts, contribution of post-merger synergies and higher loading rate. Starting from 2Q2007, AUO has aggressively implemented more competitive product lines with better material cost control and product mix adjustment in order to increase profitability. The first half year profitable earnings demonstrated that AUO has accomplished the complicated QDI merger case with outstanding execution and has more confidence to face the traditional 3Q-peak season by means of capacity advantages and the widest product lines.

*Amounts converted by an exchange rate of NTD32.83:USD1 as of June 30, 2007.

2

#           #           #

ABOUT AU OPTRONICS

AU Optronics Corp. (“AUO”) is one of the top three largest manufacturers* of large-size thin film transistor liquid crystal display panels (“TFT-LCD”), with approximately 20.1%* of global market share with revenues of NT$293.1billion (US$9.0bn)* in 2006. TFT-LCD technology is currently the most widely used flat panel display technology. Targeted for 40”+ sized LCD TV panels, AUO’s new generation (7.5 -generation) fabrication facility production started mass production in the fourth quarter of 2006. The Company currently operates one 7.5 -generation, two 6th-generation, four 5th-generation, one 4th-generation, and four 3.5 -generation TFT- LCD fabs, in addition to eight module assembly facilities and the AUO Technology Center specializes in new technology platform and new product development. AUO is one of few top-tier TFT-LCD manufacturers capable of offering a wide range of small- to large- size (1.5” -65”) TFT-LCD panels, which enables it to offer a broad and diversified product portfolio.

* DisplaySearch 1Q2007 WW Large-Area TFT-LCD Shipment Report dated May 5, 2007. This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2006 year end revenue converted by an exchange rate of NTD32.59:USD1.

Safe Harbour Notice

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on December 31, 2006.

For more information, please contact:
Rose Lee Corporate Communications Dept AU Optronics Corp Tel: +886-3-5008899 ext 3204 Fax: +886-3-5772730 Email: rose.lee@auo.com	Yawen Hsiao Corporate Communications Dept. AU Optronics Corp. +886-3-5008899 ext 3211 +886-3-5772730 yawen.hsiao@auo.com

Item 2

AU Optronics Corp.
Second Quarter 2007 Results
Investor Conference

2007

July 26, 2007

                          Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the
United States Securities Act of 1933 and Section 21E of the United States
Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics'current expectations.

Actual results may differ materially from those expressed or imp lied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human -induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

In addition, any financial information contained herewithin is p resented in conformity with accounting principles generally accepted in the Republic of
China ("ROC GAAP"). Readers should be cautioned that these accounting principles differ in many material respects from accounting principles generally accepted in the United States of America ("US GAAP").

Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP can be found in AU
Optronics' Annual Report on Form 20-F with respect to the year ended December,
2006 filed with the United States Securities and Exchange Commission.

                                       2

# Consolidated Income Statement

*Amount : NT$ Million Except Per Share Data*

| | 2Q'07[a] | | 1Q'07[a] | | QoQ % | 2Q'06 | |
|---|---|---|---|---|---|---|---|
| **Net Sales** | 106,009 | 100.0% | 80,720 | 100.0% | 31.3% | 60,896 | 100.0% |
| Cost of Goods Sold | (93,890) | (88.6%) | (80,446) | (99.7%) | 16.7% | (55,702) | (91.5%) |
| **Gross Profit** | 12,119 | 11.4% | 275 | 0.3% | 4314.9% | 5,194 | 8.5% |
| Operating Expenses | (5,193) | (4.9%) | (4,517) | (5.6%) | 15.0% | (3,828) | (6.3%) |
| **Operating Income (Loss)** | 6,926 | 6.5% | (4,243) | (5.3%) | - | 1,366 | 2.2% |
| Net Non-operating Expenses | (851) | (0.8%) | (842) | (1.0%) | 1.1% | (1,045) | (1.7%) |
| **Income (Loss) before Tax** | 6,076 | 5.7% | (5,085) | (6.3%) | - | 321 | 0.5% |
| **Net Income (Loss)** | 5,987 | 5.6% | (5,105) | (6.3%) | - | 182 | 0.3% |
| **Basic EPS (NT$)[b]** | 0.79 | | (0.67) | | - | 0.03 | |
| **Operating Income (Loss) + D&A** | 27,758 | 26.2% | 14,949 | 18.5% | 85.7% | 12,782 | 21.0% |
| **Unit Shipments (mn)[c]** | | | | | | | |
| Large Size Panels | 19.5 | | 15.9 | | 22.2% | 10.1 | |
| Small & Medium Size Panels | 32.2 | | 22.1 | | 45.6% | 18.1 | |

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated Toppan CFI (Taiwan) Co, Ltd (CFI) with the consolidated entity; AUO completed its merger with QDI on October 1, 2006

(b) Basic EPS were calculated based on the total diluted weighted average outstanding shares of each quarter, 2Q07of 7,576m shares, 1Q07 of 7,574m shares and 2Q06 of 6,094m shares, includi ng retroactive adjustment of stock dividend and stock bonus

(c) Large size refers to panels that are 10 inches and above

3

                                       3

# Consolidated Balance Sheet Highlights

*Amount : NT$ Million*

| | 2Q'07[(a)] | 1Q'07[(a)] | QoQ % | 2Q'06 |
|---|---|---|---|---|
| **Cash & ST Investment** | 21,814 | 23,514 | (7.2%) | 21,809 |
| **Inventory** | 44,681 | 44,753 | (0.2%) | 25,618 |
| **Short Term Debt**[(b)] | 39,346 | 39,805 | (1.2%) | 15,038 |
| **Long Term Debt** | 166,571 | 176,755 | (5.8%) | 87,156 |
| **Equity** | 240,438 | 226,152 | 6.3% | 160,679 |
| **Total Assets** | 557,468 | 545,441 | 2.2% | 338,903 |

| | | | | |
|---|---|---|---|---|
| **Inventory Turnover (Days)**[(c)] | **43** | **49** | | **40** |
| **Debt to Equity** | **85.6%** | **95.8%** | | **63.6%** |
| **Net Debt to Equity** | **77.3%** | **86.1%** | | **51.1%** |

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI with the consolidated entity; AUO completed its merger with QDI on October 1, 2006

(b) Short term debt refers to all interest bearing debt maturing within one year

(c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days

4

                                       4

# Consolidated Cash Flow Highlights

*Amount : NT$ Million*

| | 2Q'07[(a)] | 1Q'07 | QoQ |
|---|---|---|---|
| **From Operating Activities** | **23,363** | **14,456** | ***8,907*** |
| Net Profit (Loss) | 5,917 | (5,105) | *11,022* |
| Depreciation & Amortization | 20,831 | 19,192 | *1,639* |
| Net Change in Working Capital | (3,495) | 65 | *(3,560)* |
| **From Investing Activities** | **(16,093)** | **(27,716)** | ***11,623*** |
| Capital Expenditure | (17,668) | (26,101) | *8,432* |
| **From Financing Activities** | **(9,159)** | **(8,428)** | ***(731)*** |
| Net Change in Debt | (9,590) | (8,449) | *(1,140)* |

– Unaudited, prepared by AUO on a consolidated basis

(a) Effective 2Q07, AUO's consolidated financial statement incorporated CFI with the consolidated entity

5

                                       5

                     Consolidated Revenues by Application

--  Unaudited, prepared by AUO on a consolidated basis

                                       6

                          Large Panel -- ASP by Unit

--   Unaudited, prepared by AUO on a consolidated basis
--   Large size refers to panels that are 10 inches and above
--   Blended ASP in US$ were translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of Finance
     of each respective quarter

7

                      Consolidated Shipments & ASP by Area

--   Unaudited, prepared by AUO on a consolidated basis
--   ASP per square meter in US$ were translated from NT$ based on th e noon buying rate of each respective quarter

                                       8

                       Consolidated Small & Medium Panel
                             Shipments & Revenues

o        Unaudited, prepared by AUO on a consolidated basis
o        Small & Medium size refers to panels that are under 10 inches

                                       9

# Capacity by Fab

| Fab | Substrate Size (mm) | 6/2007 Capacity [a] | 9/2007 (F) Capacity [a] |
|---|---|---|---|
| L3A (G3.5) | 610 x 720 | 40,000 | 40,000 |
| L3B (G3.5) | 610 x 720 | 20,000 LTPS | 20,000 LTPS |
| L3C (G3.5) | 600 x 720 | 60,000 | 60,000 |
| L3D (G3.5) | 620 x 750 | 25,000 | 25,000 |
| L4A (G4.0) | 680 x 880 | 60,000 | 60,000 |
| L5A (G5.0) | 1100 x 1250 | 50,000 | 50,000 |
| L5B (G5.0) | 1100 x 1300 | 70,000 | 70,000 |
| L5C (G5.0) | 1100 x 1300 | 120,000 | 120,000 |
| L5D (G5.0) | 1100 x 1300 | 70,000 | 70,000 |
| L6A (G6.0) | 1500 x 1850 | 120,000 | 120,000 |
| L6B (G6.0) | 1500 x 1850 | *70,000* | *80,000* |
| L7A (G7.5) | 1950 x 2250 | *40,000* | *60,000* |

(a) Capacity based on monthly glass substrate input

10

www.auo.com
                                  ir@auo.com

                                       11

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
June 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	June 30, 2007			June 30, 2006		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	610	20,034	3.6	20,036	5.9	(2)	0.0
Available-for-Sale Financial Assets - Current	54	1,780	0.3	1,772	0.5	7	0.4
Notes & Accounts Receivables	1,860	61,063	11.0	34,932	10.3	26,130	74.8
Inventories	1,361	44,681	8.0	25,618	7.6	19,063	74.4
Other Current Financial Assets	38	1,254	0.2	549	0.2	705	128.5
Other Current Assets	161	5,289	0.9	4,732	1.4	557	11.8

Total Current Assets	4,085	134,101	24.1	87,640	25.9	46,461	53.0

Long-term Investments	182	5,972	1.1	4,770	1.4	1,203	25.2

Fixed Assets	17,541	575,865	103.3	352,108	103.9	223,757	63.5
Less Accumulated Depreciation	(5,799)	(190,383)	(34.2)	(113,582)	(33.5)	(76,801)	67.6

Net Fixed Assets	11,742	385,481	69.1	238,526	70.4	146,956	61.6

Other Assets	972	31,913	5.7	7,968	2.4	23,946	300.5

Total Assets	16,980	557,468	100.0	338,903	100.0	218,564	64.5

LIABILITIES

Short-term Borrowings	23	743	0.1	200	0.1	543	271.7
Accounts Payable	2,347	77,062	13.8	49,132	14.5	27,931	56.8
Current Installments of Long-term Liabilities	1,176	38,602	6.9	14,838	4.4	23,764	160.2
Current Financial Liabilities	19	630	0.1	392	0.1	238	60.8
Other Current Liabilities	1,014	33,300	6.0	26,115	7.7	7,185	27.5

Total Current Liabilities	4,579	150,337	27.0	90,676	26.8	59,661	65.8

Long-term Borrowings	4,222	138,622	24.9	71,156	21.0	67,466	94.8
Bonds Payable	851	27,949	5.0	16,000	4.7	11,949	74.7
Other Long-term Liabilities	4	121	0.0	392	0.1	(271)	(69.0)

Total Liabilities	9,657	317,030	56.9	178,224	52.6	138,805	77.9

SHAREHOLDERS' EQUITY

Common Stock	2,404	78,912	14.2	60,941	18.0	17,971	29.5
Capital Surplus	3,371	110,662	19.9	57,679	17.0	52,983	91.9
Retained Earnings	1,249	40,994	7.4	41,720	12.3	(726)	(1.7)
Cumulative Translation Adjustments	18	596	0.1	61	0.0	535	884.4
Unrealized Gain/Loss on Financial Products	12	392	0.1	(62)	0.0	454	–
Deferred Compensation Cost	(0)	(2)	0.0	0	0.0	(2)	–
Minority Interest	271	8,884	1.6	341	0.1	8,544	2508.4

Total Shareholders' Equity	7,324	240,438	43.1	160,679	47.4	79,759	49.6

Total Liabilities & Shareholders' Equity	16,980	557,468	100.0	338,903	100.0	218,564	64.5

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.83 per USD as of Jun 30, 2007

 AU OPTRONICS CORP.
CONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2007 and 2006 and March 31, 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	2Q 2007		% of	2Q 2006	YoY	2Q 2007		% of	1Q 2007	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	3,229	106,009	100.0	60,896	74.1	3,229	106,009	100.0	80,720	31.3
Cost of Goods Sold	2,860	93,890	88.6	55,702	68.6	2,860	93,890	88.6	80,446	16.7

Gross Profit	369	12,119	11.4	5,194	133.3	369	12,119	11.4	275	4,314.9

Operating Expenses
SG&A	120	3,943	3.7	2,891	36.4	120	3,943	3.7	3,292	19.8
R&D	38	1,249	1.2	936	33.4	38	1,249	1.2	1,226	1.9

	158	5,193	4.9	3,828	35.7	158	5,193	4.9	4,517	15.0

Operating Income (Loss)	211	6,926	6.5	1,366	407.0	211	6,926	6.5	(4,243)	–

Net Non-Operating Expenses	(26)	(851)	(0.8)	(1,045)	(18.6)	(26)	(851)	(0.8)	(842)	1.1

Income (Loss) before Income Tax	185	6,076	5.7	321	1,791.1	185	6,076	5.7	(5,085)	–

Income Tax Expense	(5)	(159)	(0.1)	(141)	12.6	(5)	(159)	(0.1)	(20)	690.7
Minority Interest in Net Loss (Income)	2	70	0.1	1	4,719.1	2	70	0.1	(1)	–

Net Income (Loss)	182	5,987	5.6	182	3,191.3	182	5,987	5.6	(5,105)	–

Basic Earnings Per Share	0.02	0.79		0.03		0.02	0.79		(0.67)

Basic Earnings Per ADR(3)	0.24	7.90		0.30		0.24	7.90		(6.74)

Weighted Average Number		7,576		6,094			7,576		7,574
of Shares Outstanding (Million)

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$32.83 per USD as of June 30, 2007
	(3)	1 ADR equals 10 common shares

 AU OPTRONICS CORP.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2007		1H 2006

	USD	NTD	NTD

Cash Flows from Operating Activities:
Net Income	25	812	6,830
Depreciation & Amortization	1,219	40,024	21,963
Provision for Inventory Devaluation	(33)	(1,072)	1,121
Investment Loss under Equity Method	1	41	512
Disposal Gain on Long-term Investments	(0)	(3)	(25)
Changes in Working Capital & Others	(60)	(1,983)	(1,635)

Net Cash Provided by Operating Activities	1,152	37,818	28,766

Cash Flows from Investing Activities:
Proceeds from Disposal of Available-for-Sale Financial Assets	0	5	0
Acquisition of Property, Plant and Equipment	(1,333)	(43,769)	(42,810)
Proceeds from Disposal of Property, Plant and Equipment	10	336	8
Increase in Long-term Investments	(22)	(733)	(202)
Proceeds from Disposal of Long-term Investments	0	6	102
Increase in Restricted Cash in Banks	(0)	(3)	0
Increase in Deferred Assets and Intangible Assets	(43)	(1,421)	(910)
Cash Proceeds from CFI Acquisition	49	1,604	0
Decrease in Other Assets	5	166	10

Net Cash Used in Investing Activities	(1,334)	(43,810)	(43,802)

Cash Flows from Financing Activities:
Increase (Decrease) in Short-term Borrowings	(91)	(2,986)	200
Increase (Decrease) in Long-term Borrowings	(459)	(15,053)	8,312
Employee Stock Options Exercised	1	45	0
Change in Minority Interest	12	407	117

Net Cash Provided by Financing Activities	(536)	(17,586)	8,629

Effect of Exchange Rate Change on Cash	(10)	(314)	180

Net Decrease in Cash and Cash Equivalents	(728)	(23,891)	(6,227)
Cash and Cash Equivalents at Beginning of Period	1,338	43,926	26,263

Cash and Cash Equivalents at End of Period	610	20,034	20,036

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.83 per USD as of Jun 30, 2007

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
June 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) )

	June 30, 2007			June 30, 2006		YoY

ASSETS	USD	NTD	%	NTD	%	Change	%

Cash and Cash Equivalents	481	15,796	3.0	13,551	4.2	2,245	16.6
Available-for-Sale Financial Assets - Current	54	1,780	0.3	1,772	0.5	7	0.4
Notes & Accounts Receivables	1,874	61,526	11.7	34,954	10.7	26,572	76.0
Inventories	1,236	40,579	7.7	23,616	7.2	16,963	71.8
Other Current Financial Assets	33	1,092	0.2	500	0.2	591	118.1
Other Current Assets	155	5,084	1.0	4,680	1.4	403	8.6

Total Current Assets	3,834	125,856	23.8	79,075	24.3	46,782	59.2

Long-term Investments	844	27,721	5.3	15,181	4.7	12,540	82.6

Fixed Assets	15,579	511,450	96.9	331,803	101.8	179,647	54.1
Less Accumulated Depreciation	(5,092)	(167,181)	(31.7)	(107,824)	(33.1)	(59,357)	55.1

Net Fixed Assets	10,486	344,269	65.2	223,979	68.7	120,290	53.7

Other Assets	917	30,120	5.7	7,583	2.3	22,537	297.2

Total Assets	16,082	527,967	100.0	325,819	100.0	202,148	62.0

LIABILITIES

Short-term Borrowing	0	0	0.0	200	0.1	(200)	–
Accounts Payable	2,347	77,066	14.6	46,416	14.2	30,650	66.0
Current Installments of Long-term Borrowings	1,063	34,914	6.6	12,424	3.8	22,490	181.0
Current Financial Liabilities	19	617	0.1	386	0.1	231	59.9
Other Current Liabilities	863	28,323	5.4	24,781	7.6	3,543	14.3

Total Current Liabilities	4,292	140,920	26.7	84,206	25.8	56,714	67.4

Long-term Borrowings	3,885	127,536	24.2	64,888	19.9	62,648	96.5
Bonds Payable	851	27,949	5.3	16,000	4.9	11,949	74.7
Other Long-term Liabilities	0	9	0.0	387	0.1	(378)	(97.7)

Total Liabilities	9,029	296,413	56.1	165,480	50.8	130,933	79.1

SHAREHOLDERS' EQUITY

Common Stock	2,404	78,912	14.9	60,941	18.7	17,971	29.5
Capital Surplus	3,371	110,662	21.0	57,679	17.7	52,983	91.9
Retained Earnings	1,249	40,994	7.8	41,720	12.8	(726)	(1.7)
Cumulative Translation Adjustments	18	596	0.1	61	0.0	535	884.4
Unrealized Gain/Loss on Financial Products	12	392	0.1	(62)	0.0	454	–
Deferred Compensation Cost	(0)	(2)	0.0	0	0.0	(2)	–

Total Shareholders' Equity	7,053	231,554	43.9	160,339	49.2	71,215	44.4

Total Liabilities & Shareholders' Equity	16,082	527,967	100.0	325,819	100.0	202,148	62.0

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.83 per USD as of Jun 30, 2007

     AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended June 30, 2007 and 2006 and March 31, 2007
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison

	2Q 2007		% of	2Q 2006	YoY	2Q 2007		% of		1Q 2007	QoQ
	USD	NTD	Sales	NTD	Chg. %	USD	NTD	Sales		NTD	Chg %

Net Sales	3,227	105,929	100.0	60,880	74.0	3,227	105,929	100.0		80,694	31.3
Cost of Goods Sold	2,907	95,430	90.1	56,210	69.8	2,907	95,430	90.1		81,091	17.7

Gross Profit (Loss)	320	10,499	9.9	4,670	124.8	320	10,499	9.9		(397)	--

Operating Expenses
SG&A	100	3,276	3.1	2,563	27.8	100	3,276	3.1		2,704	21.2
R&D	38	1,231	1.2	924	33.2	38	1,231	1.2		1,210	1.7

	137	4,507	4.3	3,487	29.3	137	4,507	4.3		3,914	15.1

Operating Income (Loss)	183	5,992	5.7	1,183	406.4	183	5,992	5.7		(4,311)	--

Net Non-Operating Expenses	(1)	(33)	(0.0	(877)	(96.3)	(1)	(33)	(0.0	.)	(794)	(95.9)

Income (Loss) before Income Tax	182	5,959	5.6	307	1843.5	182	5,959	5.6		(5,105)	--

Income Tax Benefit (Expense)	1	28	0.0	(125)	--	1	28	0.0		0

Net Income (Loss)	182	5,987	5.7	182	3191.3	182	5,987	5.7		(5,105)	--

Basic Earnings Per Share	0.02	0.79		0.03		0.02	0.79			(0.67)

Basic Earnings Per ADR(3)	0.24	7.90		0.30		0.24	7.90			(6.74)

Weighted Average Number of Shares Outstanding (Million)		7,576		6,094			7,576			7,574

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NT$32.83 per USD as of June 30, 2007
	(3)	1 ADR equals 10 common shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the Six Months Ended June 30, 2007 and 2006
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	1H 2007		1H 2006

	USD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	27	882	6,832
Depreciation & Amortization	1,116	36,635	20,620
Provision for Inventory Devaluation	(39)	(1,283)	980
Investment Loss (Gain) under Equity Method	(19)	(614)	448
Changes in Working Capital & Others	(43)	(1,396)	(1,624)

Net Cash Provided by Operating Activities	1,042	34,224	27,257

Cash Flows from Investing Activities:
Acquisition of Property, Plant and Equipment	(1,155)	(37,905)	(39,905)
Proceeds from Disposal of Property, Plant and Equipment	0	4	43
Increase in Long-term Investments	(95)	(3,116)	(3,847)
Increase in Restricted Cash in Banks	(0)	(3)	0
Increase in Deferred Assets and Intangible Assets	(43)	(1,420)	(906)
Decrease in Other Assets	5	148	30

Net Cash Used in Investing Activities	(1,288)	(42,291)	(44,584)

Cash Flows from Financing Activities:
Increase in Short-term Borrowings	0	0	200
Decrease in Guarantee Deposits	(0)	(2)	(0)
Increase (Decrease) in Long-term Borrowings	(524)	(17,204)	5,894
Employee Stock Options Exercised	1	45	0

Net Cash Provided by Financing Activities	(523)	(17,161)	6,094

Effect of Exchange Rate Change on Cash	(1)	(17)	118

Net Decrease in Cash and Cash Equivalents	(769)	(25,245)	(11,116)
Cash and Cash Equivalents at Beginning of Period	1,250	41,042	24,667

Cash and Cash Equivalents at End of Period	481	15,796	13,551

Note:	(1)	Unaudited, prepared by AUO based on ROC GAAP
	(2)	Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 32.83 per USD as of Jun 30, 2007